SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)
                                 (Final Filing)

                            HYTEK MICROSYSTEMS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   0004491801
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 29, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240. 13d-1(e), 240.13d-1)(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                                  SCHEDULE 13D


----------------------                                   ----------------------
CUSIP No. 0004491801                                       Page 2 of 5 pages
----------------------                                   ----------------------
==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Holding Inc. - 13-3311050
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         Not Applicable
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)
                                                                          [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
         0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
[ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         HC
==============================================================================
                *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                   SCHEDULE 13D

---------------------                                      -------------------
CUSIP No. 0004491801                                        Page 3 of 5 pages
---------------------                                      -------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated - 13-6176976
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)
[ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
         0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
[ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO, BD
==============================================================================
                    *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                                          Page 4 of 5 pages
                                 AMENDMENT NO. 9
                                     TO THE
                                  SCHEDULE 13D

                  Items 5(a), 5(c) and 7 of this Schedule 13D filed by the Reporting Persons referred to herein are hereby amended as follows:

Item 5.           Interest in Securities of the Issuer

                  (a)  As of the  close  of  business  on  March  1,  2000,  the
Reporting Persons named in Item 2 of this Schedule beneficially owned the following aggregate numbers and percentages of the Issuer's Common Stock (based upon the number of shares of Issuer's outstanding Common Stock of 3,064,758 reported in the Issuer's Form 10-QSB for the quarter ended October 2, 1999).

==============================================================================
        Name                    Shares of Common Stock              Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                      0                              0.00%
-----------------------------------------------------------------------------
Allen & Company Incorporated            0                              0.00%
==============================================================================

    (c) No transactions were effected by the Reporting Persons within the past 60 days, other than (i) the sales described below and (ii) the trades effected by ACI in its capacity as a market maker.

==============================================================================
                             Price Per                          Buy (B) or
Trade Date                   Share ($)             ACI          Sell (S)
-----------------------------------------------------------------------------
2/29/00                       6.4276             150,000           S
----------------------------------------------------------------------------
3/1/00                        6.4014             210,000           S
==============================================================================

      (e) On March 1, 2000, the Reporting Person, in the aggregate, ceased to be the beneficial owner of five percent or more of the Issuer's Common Stock, and, as such, this Amendment No. 9 on the Schedule 13D is a final filing.

                                                             Page 5 of 5 pages

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2000


ALLEN HOLDING INC.


         By: /s/ Gaetano J. Casillo
         ------------------------------
              Gaetano J. Casillo
              Vice President

ALLEN & COMPANY INCORPORATED


         By:  /s/ Gaetano J. Casillo
         ------------------------------
              Gaetano J. Casillo
              Vice President



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